SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[January 26, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date January 26, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

J.P. Morgan Chase & Co.’s holdings in Metso to 4.98 percent
(Helsinki, Finland, January 26, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about a change in the holding of the mutual funds managed by J.P. Morgan Chase & Co. of the paid up share capital of Metso Corporation. On January 19, 2006, J.P. Morgan Chase & Co ‘s holdings amounted to 4.98 percent of the paid up share capital of Metso Corporation after being, on the basis of their previous announcement, 5.08 percent on January 9, 2005. The threshold of five percent was crossed on January 19, 2006 when J.P. Morgan Asset Management (UK) Limited sold 98,335 Metso shares.
According to their announcement, holdings by mutual funds of J.P. Morgan Chase & Co. on January 19, 2006 were as follows:

J.P. Morgan Investment Management Inc.
J.P. Morgan Trust Bank
J.P. Morgan Fleming Asset Management (Japan) Limited
JPMorgan Asset Management (UK) Limited
JPMorgan Chase Bank
J.P. Morgan Securities Ltd.
J.P. Morgan Whitefriars Inc.
J.P. Morgan Investment Management Inc.
Total	2,272,018 shares 408,000 shares 11,496 shares 3,905,277 shares 427,229 shares 25,175 shares 5,800 shares 247 ADRs 7,055,242 shares/ADRs
This holding corresponds to 4.98 percent of the paid up share capital of Metso Corporation.
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.